UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Common Stock)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street

Orange, California 92865

(714) 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067-3019

(424) 386-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volt Information Sciences, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vega MergerCo, Inc., a New York corporation (“Merger Sub”) (a wholly-owned subsidiary of Vega Consulting, Inc., a Delaware corporation (“Parent”)), to acquire any and all issued and outstanding Shares pursuant to the Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”) at a purchase price of $6.00 per Share (such amount, or any other amount per Share from time to time pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), net to the seller of such Shares in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Parent and Merger Sub with the SEC on March 25, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph in the “Background of the Offer” section:

“At 11:59 p.m. (New York City time) on April 11, 2022, the Go-Shop Period under the Merger Agreement expired. Pursuant to the terms of the Merger Agreement, during the Go-Shop Period, the Company, its subsidiaries and their respective representatives were permitted to, among other things, (i) solicit, initiate, propose, facilitate, induce or encourage any alternative proposals, or the making, submission or announcement of one or more alternative proposals, from any third parties, (ii) furnish any non-public information relating to the Company or any of its subsidiaries to third parties and (iii) engage in any discussions or negotiations with any third parties with respect to one or more alternative proposals or any other proposals that could reasonably be expected to lead to, result in or constitute an alternative proposal. During the Go-Shop Period, at the request of the Company Board, representatives of Foros contacted approximately 16 parties in support of the Company Board’s effort to solicit, encourage and otherwise facilitate the submission by third parties of alternative proposals to the Company. Foros also received unsolicited inquiries from an additional 3 parties. During the Go-Shop Period, the Company entered into 4 non-disclosure agreements with a combination of parties contacted by Foros and parties that made unsolicited inquiries of Foros. Ultimately, the Company did not receive any alternative proposals during the Go-Shop Period. As a result, as of the end of the Go-Shop Period, there are no Excluded Parties.

Commencing immediately after 11:59 p.m. (New York City time) on April 11, 2022, as set forth in the Merger Agreement, the Company became subject to customary “no-shop” restrictions on its ability to solicit alternative proposals and to furnish non-public information to, and conduct negotiations with, third parties or groups regarding alternative proposals, subject to customary exceptions set forth in the Merger Agreement.”

Item 7. Purposes of the Transaction and Plans or Proposals.

“Item 7. Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph:

1

“At 11:59 p.m. (New York City time) on April 11, 2022, the Go-Shop Period expired, as further discussed above under “Item 4. The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation.” The foregoing description of the Go-Shop Period is qualified in its entirety by reference to the summary of the Merger Agreement contained in Section 11—“ Purpose of the Offer and Plans for Volt; Transaction Documents — The Merger Agreement” of the Offer to Purchase, and the Merger Agreement, which are filed as Exhibit (a)(1)(A) of the Schedule TO and Exhibit (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.”

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately after the end of subsection “(i) Certain Litigation” of Item 8 of the Schedule 14D-9:

“(j) Go-Shop Period.

The Go-Shop Period expired at 11:59 p.m. (New York City time) on April 11, 2022, as further discussed above under “Item 4. The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation.””

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

VOLT INFORMATION SCIENCES, INC.

By:	/s/ Linda Perneau
Name:	Linda Perneau
Title:	Chief Executive Officer

3